Mail Stop 4561

June 2, 2008

Mr. Paul R. Skubic
Chairman of the Board, President
Harris Preferred Capital Corporation
111 West Monroe Street
Chicago, IL 60603

      Re: **Harris Preferred Capital Corporation**
            Form 10-K for fiscal year ended December 31, 2007
            Filed March 31, 2008
            File No. 001-13805

Dear Mr. Skubic:

      We have completed our review of the above referenced filing and have no further comments at this time.

            Sincerely,

            Linda van Doorn
            Senior Assistance Chief Accountant